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Jennifer Gowetski
Senior Counsel
Office of Real Estate ana Commoaities
Division of Corporation Finance
Securities ana Exchange Commission
Washington, DC 20549

November 9, 2018




Dear Ms. Gowetski:

We acknowleage receipt of comments in your letter of October 4, 2018 regaraing Amenament No. 2 to the araft Offering Statement ofStewara Realty Trust,
Inc. (the "Company"), which we have set out below, together with our responses.

l. We note your response to comment 2 of our letter aatea September 5, 2018 ana the revise aisclosure regaraing the provisions in your subscription agreement aesignating New York as the sole ana exclusive forum for certain claims against you ana waiving the right to trial by jury. We further note Section
8.06 of your bylaws aesignates the Circuit Court for Baltimore City, Marylana, or, if that court aoes not have jurisaiction, the Unitea States District Court for the District of Marylana, Baltimore Division, as the sole ana exclusive forum for certain types of actions ana proceeaings that may be initiates by your stockholaers. Please revise to clarify ana aiscuss how the exclusive forum provisions are intenaea to operate given the two aifferent exclusive forum provisions. In aaaition, please revise your subscription agreement to clarify that, by agreeing to the waiver of trial by jury provision, investors will not be aeemea to waive the company's compliance with the feaeral securities laws ana the rules ana regulations promulgate thereunaer. Also, please revise the subscription agreement to state that the waiver oftrial by jury provision applies to feaeral securities laws claims.
          (j
crowdcheck law




Re:      Steward Realty Trust
         Amendment No. 3 to Draft Offering Statement on Form 1-A
         Submitted September 10, 2018
         CIK No. 0001735770




            The Comp ny h s revised the subscription greement to be governed by M 1yl nd l w, the Comp ny's jurisdiction of inco,por tion, nd the
choice of forum provision to M 1yl nd courts,  nd,  s   result, h s not
included   comp r tive discussion in the offering circul r. The Comp ny h s lso
revised the subscription greement s re,uested by the St JJ nd h s filed the revised version s n exhibit to the offering st tement.

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2. We note your response to comment 3 of our letter aatea September 5, 2018 that you are investing in loans on the same terms as are offere to lenaers by the borrowers on the platform www.gostewara.com. We further note your aescription of"Stewara" anti its business on www.gostewara.com anti the aisclosure in the offering circular. Please revise for consistency.




3. We note your revise. iisclosure on page 42 that the company currently compensates only one of its officers, Mr. Wooas. Please revise to quantify the compensation that you have pai to Mr. Wooas.



We also attach to this letter, as Appenaix A, a copy of the email corresponaence that was submittea supplementally to the Staff on October 19, 2018.

If you have aaaitional comments or questions, please contact me at jeanne@crowachecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli
Partner
Crow4Check Law LLP

cc: Daniel Miller
    Stewara Realty Trust, Inc.
            The Comp ny h s revised the disclosure on the pl tform www.gostew rd.com nd cl rified on the cover nd elsewhere in the Offering Circul r th t the pl tform is owned nd oper ted by the Comp ny 's ffili te Stew rd Technologies Ltd.




             The Comp ny h s revised the disclosure  s re,uested by the St ff





2

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                                         AppenaixA




                                             3
 Steward Realty Trust -- submission of draft pages
1 message

Jeanne Campanelli <jeanne@.crowdchecklaw.com>
                                                         Fri, Oct 19, 2018 at
4:56 PM
To:
Cc: John Woods <john@gosteward.com>, Dan Miller <dan@gosteward.com>

 Dear

 We appreciate the opportunity to have you review certain proposed changes to the offering statement of Steward Realty Trust prior to filing an amendment in the interest of resolving your questions raised in our telephone conversation on October 18, 2018. I am attaching for your review pages from the Company's draft offering statement marked to show the changes that the company proposes to make on the cover and in the Summary (pages 2 5), The Company's Business (page
 31) and Plan of Operations (page 35) sections of the offering circular.

 We appreciate your effort to find a means to move forward on the disclosure. Please contact me if you have additional questions or comments.

 Sincerely,

 Jeanne Campanelli
 Partner
 CrowdCheck Law LLP

 Admitted in NY and DC

 This message is intended to be confidential and may be legally privileged. It is intended solely for the addressee. If you are not the intended recipient, please delete this message from your system and notify us immediately. Any disclosure, copying, distribution or action taken or omitted to be taken by an unintended recipient in reliance on this message is prohibited and may be unlawful.


  t:J dos2017a3   stewardrealtyEDGAR6 (changed pages only for SEC 101918).pdf
      232K






     Ill
 AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE
ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY'S SALE TO YOU THAT CONTAINS THE URL WHERE THE
FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

                   PRELIMINARY OFFERING CIRCULAR DATED OCTOBER XX. 2018
                                       -  -( Deleted: SEPTEc\,IBER 10

                                            Stewanl Realty Trust, Inc.


                                                              *


                                           Steward
                                             9679 Myrtle Grove Lane.
                                             Deleted: 900 Camp Street, 3rtl
Floor
                                               .Easton, !\ID 21601

                                             Deleted: l\"ew Orleans, LA 70130
                                                 (541) 444-0700

                                          - Q>eleted: (504) 608-0600'i_1


__________.)
                                               www.gostewartl.com

                         UP TO 5,000,000 SHARES OF CLASS A COMMON STOCK
                            Sl0.00 PER SHARE, MINIMUM INVESTMENT $500

                             SEE "SECURITIE BEING OFFERED" AT PAGE 47

Steward Realty Trust, Inc. is a development stage company formed to be the world's first CrowdfarmingTM REIT.
The company provides a vehicle to invest in a pool of small-scale agricultural, aquacultural, and forestry loans, backed by land and farm assets, with the potential to provide an attractive risk-adjusted return with current income while supporting farmers using sustainable and ecologically-sound agricultural practices. The company will invest primarily in the United States, though over time the company may expand its operations to foreign markets. We intend to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018, which may be extended to the taxable year ending December 31, 2019, in our board of director's discretion.
 We are offering up to $50,000,000 in shares ofour Class A Common Stock to the public at $10.00 per share. The minimum subscription amount is 50 shares, or $500. The per-share price for our Class A Common Stock was arbitrarily detennined by the company's board of directors and will apply until December 31, 2018, or such later date as announced by the company. After that date, the per share purchase price in this offering will be adjusted annually, as ofDecember 31, and will equal the quotient ofour Net Asset Value, or "NAV," divided by the number of shares of our Class A Common Stock outstanding as ofthat date (''NAV per share"). There is no public market for the company's shares and we currently have no plans to list the company's shares on a stock exchange or other trading market, nor does the company intend to offer investors liquidity through a redemption plan. Because ofthe illiquid nature ofour shares, you should purchase the company's shares only as a Jong-term investment and be prepared to hold them for an indefinite period of time.




                                                                        $
 10.00    $          0.00 $         10.00

$50,000,000.00    $          0.00 $50,000,000.00

      The initial price per share shown was arbitrarily determined by company management and will apply until
      December 31, 2018. After that date, our price per share will be adjusted on December 31 ofeach year based on the Net Asset Value (NAV) on that date, commencing on December 31, 2019. We do not intend to use commissioned sales agents or underwriters. The company, its officers and its
      associated persons intend to conduct the offering in accordance with an exemption from registration contained in Rule 3a4-I under the Securities Exchange Act of I 934, as amended (the "Exchange Act"), and, therefore, none ofthem is required to register as a broker-dealer.
      Does not include expenses ofthe offering, including costs oflegal and accounting service providers and blue sky compliance. See "Plan ofDistribution."




We intend to distribute the company's shares exclusively through the website www.gosteward.com. owned by our affiliate Steward Technologies Ltd. (the "Steward Platform"). The Steward Platform is an online investment platfotm that allows investors to invest in the company's shares and accredited investors to invest in crowdfarming first-mortgage secured lending opportunities,.where investors can.create a11
acco\lllt, revie_w offering materials, sig11 _   -{Deleted:

                                               .....,___________________)
investment a! eements, and initiate payment via ACH or wire transfer. After making an investment, investors can review ongoing updates through their account dashboard. See "Plan ofDistribution."

           Underwriting

Price to        discount and     Proceeds to

Public*        commissions**      issuer***
Per share
Total Maximum




The offering is being conducted on a best-efforts basis without any minimum target. Because there is no minimum target, the company may close on any amounts invested, even if those amounts are insufficient for the intended use of proceeds, or do not cover the costs of this offering.




Investing in the company's Class A Common Stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See ''Risk Factors" beginning on page 11 to read about the more significant risks you should consider before buying our Class A
Common Stock. These risks include the following:

         The comp11ny h11s II limited oper11ting history.

         Bec11use this is II blind pool a.Dering, investors will not hllVe the opportunity to ev11lu11te investments before the comp11ny m11kes them.

         There 11re conflicts of interest between the comp11ny 11nd its 11ffili11tes.

         F11i/ure to ,u11lifj, 11s II REIT would c11use us to be t11Xed 11s II regul11r corpor11tion, which would subst11nti11/ly reduce funds 11v11i/11ble for distributions to our stockholders.
        We m y lloc te the net proceeds from this offering to investments with which you m y not gree.

       The comp ny is controlled by its CEO; stockholders will not h ve control over ch nges in our policies nd oper lions, which incre ses the uncert inty nd risks th t our stockholders f ce.

THE UNITED STATES SECURITIES AND EXCHANGE COl\-11\USSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR IBE TERMS OF IBE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OIBER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED
PURSUANT TO AN EXEMPTION FROM REGISTRATION WIIB THE COMJ\USSION; HOWEVER
THE COMJ\USSION HAS NOT MADE AN INDEPENDENT DETERMINATION IBAT THE
SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORIB. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION IBAT YOUR INVESTMENT DOES NOT
EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(tl)(2)(i)(C)
OF
REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO
REFER TO www.investor.gov.

                     Sales of these securities will commence on approximately [tlate].

                      This Offering Circular follows the Form S-11 tlisclosure format.
 Table of Contents




Steward Realty Trust, Inc. is the world's first CrowdfarmingTM REIT, allowing individuals to invest in and support sustainable agriculture. The company provides financing to farmers and ranchers to purchase agricultural land and make investments in their farm business, with a focus on sustainable agriculture, aquaculture, and forestry (the
"Properties" or "Property''). The company will invest primarily in the United States, though over time the company may expand its operations to foreign markets. The company is a development stage company with a limited history of operations. As ofthe date ofthis Offering Circular, we have financed four Properties.

The company intends to apply to the Internal Revenue Service (the "IRS") to be treated as a Real Estate Investment
Trust ("REIT") for federal income tax purposes, beginning in the tax year ending December 31, 2018, which may be extended by our board ofdirectors until the taxable year ending December 3 I, 2019. To qualify as a REIT, an organization makes an "election" to do so by filing a Form I 120-REIT with the IRS, and by meeting certain other requirements. The purpose ofthis designation is to reduce or eliminate corporate tax, thus avoiding double taxation.
In return, RE!Ts are required to distribute at least 90% oftheir taxable income into the hands of stockholders. The
U.S. Congress enacted the law providing for RE!Ts in 1960 as part of the Internal Revenue Code (the "Code"). The law was intended to provide a real estate investment structure similar to the structure mutual funds provide for investment in stocks. RE!Ts were designed to be attractive income vehicles because, to avoid incurring liability for U.S. federal income tax, RE!Ts generally must pay out an amount equal to at least 90% oftheir taxable income to stockholders in the form of dividends to stockholders, which the REIT is entitled to deduct. We can give no assurance, however, regarding the amount of income, if any, that the company will generate for its stockholders. See
"U.S. Federal Income Tax Considerations Requirements for Qualification as a
REIT."

Although we cannot assure you that the IRS will not successfully challenge the classification ofthe company as a
REIT, we are not currently aware of any reasons why the company would not qualify as a REIT.

To qualify as a REIT and to maintain REIT status, a company must:

          Invest at least 75% ofits total assets in real estate

          Derive at least 75% ofits !J'OSS income from rents from real property, interest on mortgages financing real property or from sales ofreal estate
SUMMARY

Our Business

General
 Table of Contents

         Pay at least 90% ofits taxable income in the form ofstockholder dividends each year

         Be an entity that is taxable as a corporation

         Be managetl by a boartl of directors or trustees

         Have a minimum of 100 stockholders

         Have no more than 50% ofits shares helli by five or fewer intlivitluals

The company provides investors an opportunity to invest in a REIT without paying the high upfront fees and selling commissions typical in non-traded REITs, with the result that a higher percentage of your investment will be used to finance Properties anti thereby increase the company's total return.



Stewartl Realty Trust, Inc. is a commercial mortgage REIT that provitles financing, backetl by land anti farm assets, to farmers using sustainable and ecologically-sountl agricultural practices. As such, the company may invest, alone or with others, in loans to farming and ranching businesses to finance commercial real estate usetl for agriculture, aquaculture, or forestry. These financings will be primarily in the form offirst-mortgage loans and majority interests in first-mortgage loans, but may eventually inclutle a small number of mezzanine-subortlinate loans, leaseholli transactions, anti britlge loans. As further explainetl below, loans will be structuretl as construction, mini-permanent
("mini-perm"), anti stabilized financings.

The company will engage in both short-term anti long-term (permanent) financings. The short-term financing, or construction loan, funtls the acquisition ofthe Prop erty, the preparation and tlevelopment ofthe Property (which may or may not be vacant) for proliuction, cultivation, anti processing. After a project achieves "stabilization," the construction loan is replacetl by longer-term financing. The company may elect to combine the two loans into one in the form ofa construction and mini-perm loan. Mini-perm is financing that "takes out," or replaces, the construction loan, but is shorter in duration than traditional permanent financing. The purpose ofthe mini-perm is to pay off the construction loan anti provilie the project with an operating history prior to refinancing in the permanent market.

The company will offer long-term (permanent) financing to farmers and ranchers with an operating history on a property. The company expects its proportion oflong-term financing to increase over time as it tlevelops relationships with farmers and ranchers who have successfully utilizetl the company's construction anti mini-perm loans.
Our Business




                                                            2
                                                             3
Table of Contents



An afliliate of the company may apply to the Feiieral Agricultural Mortgage Corporation ("Fanner Mac") for approval to offer long-term, fixeii-rate financing at favorable rates through a system regulated by the Farm Credit
Administration. If an afliliate obtains such an approval, the company expects Farmer Mac loans to be the iiominant source of''take-out financing" to replace short-term loans with long-term loans. Farmer Mac is a U.S. govennnent sponsoreii enterprise with the mission of proviiiing a seconiiary market for agricultural real estate mortgage loans, rural housing mortgage loans, anii rural utility cooperative loans. Its goal is to increase the availability of competitively priceii mortgage financing to farmers, ranchers, anii rural homeowners anii to provide greater liquiiiity anii lending capacity to agricultural leniiers.

Our boarii of iiirectors has control over the strategy and investment guiiielines of the company. The board of directors currently consists of two iiirectors, Daniel S. Miller, who is also the company's Chief Executive Oflicer, anii Marc D. Maltz, an independent iiirector.

REITs are permitteii to iieduct from their corporate taxable income every iiollar they pay out, while stockholiiers pay tax on the iiiviiiend income they receive, generally at oriiinary income tax rates, although iniiividuals may qualify for lower rates in many cases. As is characteristic of mortgage REITs, the company inteniis to hold commercial mortgages and other loans on its balance sheet, anii funii these investments with equity capital. The company may rely on a variety of funding sources, incluiiing common anii preferreii equity, repurchase agreements, structureii financing, convertible anii long-term iiebt, anii other creiiit facilities, anii will attempt to use less borrowing anii more equity capital to finance its acquisitions of mortgages than do other large mortgage investors, though we cannot assure you that we will succeeii in iioing so. And, like other mortgageREITs, the company may attempt to raise both equity anii iiebt in the registereii or exempt public capital markets, though no iiecision has yet been maiie as to whether any of the company's securities will be publicly tradeii on a national stock exchange or quotation system, or whether the company will register with the Commission but not traiie on major securities exchanges (a public, non-IisteiiREIT). Investors subscribing to this offering shoulii assume that no market for the company's securities will ever iievelop.

Stewarii Realty Trust, Inc. is a development stage company that was formeii on March 7,2017, as a Maryland corporation and does business under the name "Stewarii Fann Trust". We maintain our principal executive offices at :!679 Myrtle Grove Lane, Easton, MD 21601. Our mailing aiidress is 9450 SW Gemini Dr., Beaverton, OR 9700&.
 Our email adiiress is supoort@gostewarii.com anii telephone number is (541) 444-070Cl.

                                            Deleted: 911 Camp S1reet, 3
Floor, New Orleans,

                                            Louisiana ?el 30

                                            Deleted: 3el4 Dauphine Slreet,
Suite A #83098, New

                                            Orleans, Louisiana 70117

                                            Deleted: 5'4) 608-e600
 Table of Contents




The company is focused on financing small Properties, generally fewer than one hundred acres, for agricultural use.
Our goal is to finance approximately one Property per month over the next twelve months. We currently have financed four Properties that are illustrative ofthe Properties that are likely to be attractive to the company.

In addition to being the sole lender with respect to some Properties, the company contemplates that it may invest as part ofa syndicate or other participatory arrangement with other sources ofcapital, such as via crowdfunding, in connection with the financing ofother Properties. The company will invest in Property loans on such terms as the board of directors may deem appropriate.

Two of the Properties the company has financed to date are located in Detroit, Michigan, one Property is located in Kinzers, Pennsylvania, and one Property is located in Cave Junction, Oregon. Each ofthe Detroit Properties consists of less than one acre, vacant at purchase and now converted to agricultural use for fruits and vegetables, with each borrower planning to purchase additional acreage over time. The Kinzers Property is an existing 50 acre diversified grain and dairy farm. The Cave Junction Property is a 25 acre hemp farm.

The mortgages on the two Detroit Properties financed by the company were initially held by Steward Lending LLC
("Steward Lending''), an alliliate of the company, for reasons of expediency, but have been assigned to the company. In the future, we intend to have Steward Lending sign all closing documents and act as Administrative
Agent for the lenders, as has been done with the Kinzers and Cave Junction Property loans.

The company targets making monthly dividend payments and the distribution of I 00% ofannual net income. The company seeks to target a loan-to-cost ratio of65-85% for each project, but does not intend to use leverage at the portfolio level for the foreseeable future. We financed the two Detroit Properties in the form of a first-mortgage construction loan. The first loan was 85% loan-to-cost with a maximum principal balance of $75,000 at an interest rate of 10.0%, per annum. The second loan was 82.5% loan-to-cost with a maximum principal balance of$120,000 at an interest rate of9.5% per annum. We closed on the loans on June 20, 2017 and August 23, 2017, respectively.
We financed the Kinzers Property in the form ofa bridge loan, winch is expected to be converted into a first mortgage loan by the end of2018. The loan has a maximum principal balance of$150,000 at an interest rate of 8.0% per annum. We closed on the loan on June 15, 2018. We financed the Cave Junction Property in the form ofa first-mortgage construction loan, at 800/4 loan-to-cost with a maximum principal balance of$640,000 at an interest rate of9.5% per annum. We closed on the loan on July 12, 2018. The company is a minority investor in the 2018 loans. They are not indicative ofthe twe ofco-lending, first-mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower ofthe Kinzers Property, and took a minority position on that loan and the first-mortgage loan on the Cave Junction Property, in order to place loan proceeds at the disposal ofthe borrowers to satisfy their immediate funding needs. When the company realizes sullicient net proceeds from this offerinSz it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan. In the event that the proceeds received in this offering are insullicient to finance the expansion ofexisting Properties or the acquisition and development of future Properties, aftiliates of the company may purchase Class A and/or Class B Common Stock in the company to provide the funds necessary to consummate the transactions on commercially reasonable terms. The company anticipates that a number of its farmer-borrowers will purchase land aajacent to the parcel initially financed and make additional investments over time. The company expects to have a long-term relationship with its borrowers pursuant to which it provides initial acquisition/construction financing, followed by expansion financing and then long-term stabilized financing.



Steward Realty Trust, Inc. provides financing to farmers and ranchers to buy land and operate their farm businesses.
Many such projects convert vacant or underutilized land into agricultural use. Steward targets farmers seeking to operate on one hundred acres or less, which the company believes to be an underserved segment of the agricultural market often considered too small by traditional agricultural lenders. In addition, many ofthe farmers qualify as "beginning farmers", defined by the United States Department ofAgriculture ("USDA") as an individual or entity
Finance,/ Properties




The Business Plan
 who "has not operated a farm or ranch, or who has operated a farm or ranch for not more than IO consecutive years". 1 TI1ese farmers are often overlooked by traditional lenders, but have tested their business model, desire to commit themselves to a life of fanning, and are ready to make the significant capital investments in land, facilities, and equipment necessary to operate a successful farm business.

 "Limited Resource Farmer/Rancher - Beginning Fanner Definition." Limited Resource Fanner/Rancher - Self
Determination Tool. USDA Natural Resources Conservation Service, 01 Nov. 2010. Web. 05 Mar. 2017.
<https://lrftool.sc.egov.usda.gov/BFRP Definition.aspx>.
1




                                                           4
 Table of Contents


In addition, Steward Realty Trust, Inc. targetsfarmers and ranchers practicing sustainable, ecologically-sound agriculture. Such fanning is often labeled, among others, as organic, non-GMO, biodynamic, or regenerative. Key characteristics of this type offanning include:

         limited use of external inputs such as chemical fertilizers and pesticides,

         limited use of large scale machinery and a focus on skilled human labor and hand/small tools for efficient, high-density cultivation,

         diversity of crops and livestock, also referred to as polyculture, and alignment with ecosystems and enhancement of natural resources, including soil, water, and carbon.

Many suchfarm operations sell their products directly to consumers and restaurants regionally and at a premium, given the consumer demand for high-quality, sustainable agricultural products. A direct business model reduces the number of intermediaries that take a percentage of thefarmers' income and thus increases-cash flow.

By financingfarms operating at the intersection of these three key drivers small-scale, using sustainable, ecologically-sound practices, and operated by "beginningfarmers" we address an underserved yet critical part of the agricultural sector that is !J"eatly in need of financing. Younger farmers are needed to replace aging agriculture owners, who represent a majority offann owners in the United States. For example, during the period from 1981-
2111, the average age of U.S. farmers increased by nearly eight years, from
51.5 years to 58.3 years.2 Such trends
show the need for capital to bring "beginningfarmers" into agriculture and the importance of thesefarmers to the health of agricultural and food systems.

Borrowers will apply for loans through the Steward PJatf0!11j, owned by affiliate Steward Technologies Ltd. Each of the company and individual _investors will be able to lend some portion of the aggregate amount of the loan soughto the borrower using the_technology provided by the platfonn.J:he company intends to lend at least
51% of the loan amount sought by each borrower and the other investors will be co-lenders for the remaining amount of the loans. Borrowers on the Steward Platform will enter into a loan agreement in which Steward Lending
LLC. an affiliate of the company. acts as administrative agent on behalf of all of the co-lenders. including the company. The relationship between the company and the other investors will be governed by a participation agreement defining the rights of the co-lender . All investments in shares_of Steward Realty Trust, Inc._ or_ in_ an_ ...
individual loan will be made on the Steward PJatfonn, with no intermediaries or upfront fees for investors in the company's shares or for investors lending via the platform. In the event that other investors do not;Iect to ____... ... ....
participate in making 'l,loa9rto a borrower via the Steward PJatform, the company will lend the full amount sought .....
by a borrower.
                                              \

The company believes each type of investment available on the Steward Platform
shares of Steward Realty Trust,                   \\
Inc. or a.direct interest in. individual loan!i, will have a different appeal for potential investors. Steward Realty
Trust, Inc. provides an investor with a diversified investment spread across a portfolio offann loans. This potentially provides more stability for cash flow and principal protection, since any potential losses on a single loan would only represent a portion of the overall portfolio. While an investment in an individual loan could carry higher risks, given the performance of the investment depends on the performance of a single borrower, investment via the
Steward Platfom1 in an indi_vidualloan allo"'s a direct c011nection ben.veen the inyestor an thefanner:b"rro,.,er and
Deleted: n
is well suited for investors who want to invest in afarm they know or in a
region or product type they arefamiliar                             ( Deleted:
with. The company expects investors to invest in both investment products,
shares of Steward Realty Trust, Inc. and                           1
individual loans, but believes that investors will invest a higher average investment amount in the company. The company solely offers investors shares of Class A Common Stock.
----------------

Like some REITs, the company does not currently have any employees and relies on affiliates to provide the services necessary to operate the company. The company's executive officers are employed by or independent contractors of the company's affiliate, Steward Agricultural Funding Portal LLC ("SAFP"), whose employees and

                                                                      Deleted:
web p

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www gostewar& com

                                                '                     Deleted:
tlirectly

                                                                      Deleted:
Each such portion of the aggregate amount sought

                                                                      will be a
direct Joan rom the company or the investor to the

                                                                      borrower.

                                                             - Deleted: will
seek to make a loan for a portion of the

                                                               aggregate amount
sought, alongside investors who can make

                                                               their own loans
on the same terms as the company

                                                                     (Deleted:
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make





                                                      -. ., f

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ny

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                                                                     ( Deleted:
on the platform

                                                                     ( Deleted:
p

                                                                     ( Deleted:
Any i

                                                                      Deleted:
Invesmients in intlivitlual loans will be evitlencetl

                                                                     l by a
borrower's promissory note which will be part of the

                                                                      loan
documentation
 independent contractors devote a portion of their time to the affairs of the company and other affiliates. The company and its corporate affiliates are parties to an Intercompany Seivices and Cost Allocation Agreement. Under that agreement, SAFP is the sole provider of the personnel staffing the service departments or performing the functions described in the agreement that are being shared by its affiliates. See "Certain Relationships and Related
Party Transactions." We anticipate that company affiliate Steward Lending will originate(, and act as administrative agent for,) each mortgage that Steward Realty Trust, Inc. will invest in, and that company affiliate Steward
Servicing LLC ("Steward Seivicing") will service all loans. Myrtle Grove Ventures LLC ("MGV'') is currently the sole owner of the company. SAFP and its affiliates, Steward Lending and Steward Servicing, are wholly owned subsidiaries of MGV. Daniel S. Miller, the company's CEO, is the 99% owner of Myrtle Grove Ventures LLC and
Myrtle Grove Ventures Manager, Inc. ("MGVM") is a 1% owner. MGVM is in turn 100% owned by Daniel S.
Miller.

2 Kurtzleben, Danielle. "The Rapidly Aging U.S. Farmer."
Https://www.usnews.com/news/blogs/data
mine/2014/02/24/us-fanners-are-old-and-getting-much-older, 24 Feb. 2014. Web. 05 Mar. 2017.
<https:/
/www.usn
ews.com/
news/blogs/data-mine/2014/02/24/us-farmers-are-old-and-getting-much-older>.

                                                         5
 Table ofContents




Overview

The company is a corporation formed in Maryland. The primary purpose ofthe company is to provide financing to farmers and ranchers to purchase agricultural land and make investments in their farm business. The company focuses on sustainable agriculture, aquaculture, and forestry.

The company will consider other vehicles, such as crowdfunding, for investing along with other individuals or entities in connection with the financing ofa particular Property. The company may, at the discretion ofthe board of directors, invest in any ofthe mortgages relating to such financings on such terms as the board ofdirectors may deem appropriate.

The company targets lending to small-scale farmers and ranchers operating on less than one hundred acres. The company focuses on lending to farmers using sustainable and ecologically sound farming practices.

The Properties are expected to be located across the United States, though over time the company may expand its operations to forei gn markets. Key factors in determining the viability ofa project are the experience of a farmer or rancher, cost and availability ofland, and the size ofthe local market for high-quality, sustainable agricultural products. The company seeks to preserve capital and produce attractive short to mid-term returns. To achieve this goal, the company will seek to finance farmers outside the focus ofthe traditional agricultural lending market, targeting borrowers with existing farming experience, sustainable practices, defined products offerings, and direct sales channels who are ready to invest for the long term.

The company believes that while local agriculture has grown significantly over the last decade, there exists a gap for local, small-scale operators focused on non-commoditized farm products, mainly due to a lack oftraditional financing. The company believes that these inefficiencies in the market provide opportunities for investors with a detailed understanding ofand connection to local real estate and agricultural markets.

The company targets making monthly dividend payments and the distribution of100% ofannual net income. The company targets a loan-to-cost ratio (also referred to as "LTC") of65-85% for each project, but does not intend to use leverage at the portfolio level for the foreseeable future. The LTC ratio is a metric used in commercial real estate construction to compare the financing ofa project as offered by a loan to the cost of building the project. The LTC ratio allows commercial real estate lenders to determine the risk of offering a construction loan. 1

The Properties the company has already financed, consisting ofreal estate located in Detroit, Michigan, Kinzers,
Pennsylvania, and Cave Junction, Oregon are illustrative ofthe Properties that the company seeks to finance. Each of the Detroit Properties consists ofless than one acre, vacant at purchase and now converted to agricultural use for fruits and vegetables, with each borrower planning to purchase additional acreage over time. The Kinzers Property is a 50 acre diversified grain and dairy farm. The Cave Junction Property is a 25 acre hemp farm.

We financed the two Detroit Properties in the form ofa first-mortgage construction loan. The first loan was 85%
LTC with a maximum principal balance of$75,000 at an interest rate of10.0% per annum. The second loan was
82.5% LTC with a maximum principal balance of$120,000 at an interest rate of9.5% per annum. We closed on the loans on June 20, 2017 and August 23, 2017, respectively. We financed the Kinzers Property in the form ofa bridge loan, which is expected to be converted into a first-mortgage loan by the end of2018. The loan has a maximum principal balance of$150,000 at an interest rate of8.0% per annum. We closed on the loan on June 15, 2018. We financed the Cave Junction Property in the form ofa first-mortgage construction loan, at 80% loan-to-cost with a maximum principal balance of$640,000 at an interest rate of9.5% per annum. We closed on the loan on July 12, 2018. The company is a minority investor in the 2018 loans. They are not indicative ofthe type ofco-lending, first mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower ofthe Kinzers Property, and took a minority position on that loan and the first-mortgage loan on the Cave
Junction Property, in order to place loan proceeds at the disposal ofthe borrowers to satisfy their immediate funding
THE COMPANY'S BUSINESS
 In the event that the proceeds received in this offering are insufficient to finance the purchase and development of

Class B Common Stock in the company for the funds necessary to consummate the transactions on commercially




                                                          31
needs. When the company realizes sufficient net proceeds from this offering it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan.

any existing Properties or other Properties yet to be selected, affiliates of the company may purchase Class A aml/or reasonable terms.

1
    https://www.investopedia.com/terms/Vloan-to-cost-ratio-ltc.asp
 Table of Contents.




The following discussion of our financial condition and results
ofoperations-5)1ould be read in conjunction with our -       -- Delete,!: for
the periool lrom inception to December 31, 2117 financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

The primary purpose of the company is to provide financing to farmers and ranchers to purchase agricultural land and make investments in their farm business, with a focus on sustainable agriculture, aquaculture, and forestry. We have financed three Properties in the form ofa first-mortgage construction loan and one in the form of a bridge loan, which we expect to convert to a first-mortgage loan by the end of 2018. The first loan was 85% LTC, with a maximum principal balance of$75,000, at an interest rate of 10.0% per annum. The second loan was 82.5% LTC, with a maximum principal balance of$120,000, at an interest rate of9.5% per annum. The third loan is for a maximum principal balance of$ 150,000, at an interest rate of8.0% per annum. The fourth loan is for a maximum principal balance of$640,000, at an interest rate of9.5% per annum. We closed on the loans on June 20, 2017, August 23, 2017, June 15, 2018, and July 12, 2018 respectively.

 To date, the company has been the sole lender in its first two loan financings, following the assi!!IUJlent to it ofthose loans by Steward Lending, and a co-lender in the third and fourth loan financing. The company intends to be the ..sole or majority lender in each loan that it makes, however, it is a minority investor in the third and fourth loan financings, initially funding only $12 312 and $510001 respectively, of such loans. They are not indicative ofthe type of co-lending, first-mortgage secured arrangements that the company normally intends to be making. We extended a bridge loan to the borrower of the Kinzers Property and took a minority position on that loan and the first-mortgage loan on the Cave Junction Property, in order to place loan proceeds at the disposal of the borrowers to satisfy their immediate funding needs. When the company realizes sufficient net proceeds from this offering, it intends to take majority positions in both loans and convert the bridge loan to a first-mortgage loan. In the future, it is intended that Steward Lending, as Administrative Agent to the lender , will sign all closing documents for the lenders, including the company. The company may invest as part ofa syndicate or other participatory arrangement with co-investors in connection with the financing ofsome Properties, such as via crowdfunding. The company may, at the discretion of the board of directors, invest in any ofthe mortgages on those Properties on such terms as the board of directors may deem appropriate.

Daniel S. Miller is the principal executive officer ofthe company. Through entities he controls, he intends to enter into related party agreements in the future where significant conflicts of interest may exist. The interests ofour management and their afftliates could result in decisions adverse to the company's stockholders and their decisions may negatively impact the value ofyour investment. Our management may earn a profit from related party transactions while our investors may lose their entire investment. See "Risks Related to Certain Conflicts of
Interest" and "Certain Relationships And Related Party Transactions."

The company intends to qualify as a REIT beginning with the taxable year ending December 31, 2018, which may be extended to the taxable year ending December 31, 2019, in our board of director's discretion. Net proceeds from this offering will be used by the company (i) to finance one or more Properties, (ii) to create a reserve fund to finance additional Properties, anti/or (iii) for working capital.

                                                           35
PLAN OF OPERATION